15026177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51671

8-52858

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Range Global LLC dba Blue Trading LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 East 55th Street, 17th Floor
(No. and Street)

New York (City) — New York (State) — 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Mitchell — (212) 338-3200 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

4 Becker Farm Rd (Address) — Roseland (City) — NJ (State) — 07068 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
APR 14 2015
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I Brian Mitchell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Range Global LLC, as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Adam J Penner
Notary Public, State of New York
No. 01PE6228797
Qualified in Suffolk County
Commission Expires 10/12/2018

Signature

Chief Compliance Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RANGE GLOBAL LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2014

RANGE GLOBAL LLC

CONTENTS

Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Financial Statements	3-6

KPMG LLP
4 Becker Farm Road
Roseland, NJ 07068

Report of Independent Registered Public Accounting Firm

The Members
Range Global LLC

We have audited the accompanying statement of financial condition of Range Global LLC (the "Company") as of December 31, 2014. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Range Global LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 27, 2015

RANGE GLOBAL LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash and cash equivalents	$	195,565
Restricted cash		196,319
Receivables from clearing brokers, including clearing deposits of $1,274,969		1,582,591
Prepaid expenses and other current assets		83,091
Property and equipment, net		15,061
Other assets		31,157
TOTAL ASSETS	$	2,103,784
LIABILITIES AND MEMBERS' EQUITY		
LIABILITIES		
Accounts payable and accrued expenses	$	521,082
FINRA promissory note including interest		30,360
UBT payable		15,667
		567,109
Members' equity		1,536,675
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	2,103,784

See accompanying notes to financial statements.

1. Nature of business and summary of significant accounting policies

Nature of Business

Range Global LLC (the "Company") is a Limited Liability Company organized under the laws of the state of New York on May 22, 2006. The Company's operations consist of institutional brokerage, agency transactions, third party research, and private placements.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 27, 2015. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Restricted Cash

Restricted cash consists of a security deposit held in a savings account.

Commission Income

Commission income is received monthly but recognized as securities transactions occur. These revenues are recorded on a trade basis. Due from brokers consists of commission income receivable at December 31, 2014 plus the Company's clearing deposits of $1,274,969.

Brokerage Expense and Clearing Fees

Brokerage expense and clearing fees are recorded as securities transactions occur.

Third Party Research

Third party research is paid to the Company for providing research to clients. This income is recognized as revenue when earned.

1. Nature of business and summary of significant accounting policies (continued)

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

Property and equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	7 years	Straight-line
Office and other equipment	5 years	Straight-line
Computer hardware	5 years	Straight-line
Leasehold improvements	5 years	Straight-line

Income Taxes

The Company is a limited liability company, and a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly the Company has not provided for federal or state income taxes. The Company is subject to the New York City Unincorporated Business Tax ("UBT"). As the liability associated with the UBT is principally the result of the operations of the Company, the UBT is calculated using currently enacted tax laws and rates.

At December 31, 2014, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to 2011.

1. Nature of business and summary of significant accounting policies (continued)

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Property and equipment

Details of property and equipment at December 31, 2014 are as follows:

Computer hardware	$	68,157
Leasehold improvements		22,602
Office equipment		4,424
Furniture and fixtures		2,626
		97,809
Less accumulated depreciation and amortization		82,748
	$	15,061

3. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2014, the Company's net capital was approximately $1,211,000, which was approximately $1,173,000 in excess of its minimum requirement of approximately $38,000.

4. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and include clearing deposits of $1,274,969.

5. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

6. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 pursuant to the exemptive provisions of sub paragraph (k)(2)(ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

7. Commitments and contingencies

The Company leases office space under operating leases expiring through 2018. Future minimum rental commitments for the periods ending December 31 are approximately:

Year Ending December 31, 2014		
2015	$	350,100
2016		350,100
2017		350,100
2018		233,400
	$	1,283,700

On February 10, 2013, the Company and FINRA agreed to a settlement regarding certain action taken by the Company's predecessor, Blue Trading LLC. The Company was fined $150,000 of which approximately $92,000 was paid in 2013 and approximately $55,000 was paid in 2014. Approximately $18,000 plus accrued interest remains as a promissory note on the accompanying statement of financial condition.

8. Related party transactions

The Company has an agreement with Rover LLC ("Rover"), a related entity, whereby the Company provides certain administrative services and the use of certain office space in connection with Rover's operations. In exchange for these services and office space, Rover is billed a representative allocation of direct expenses based on square footage, human resources and other related factors. For the year ended December 31, 2014, expenses allocated to Rover by the Company were approximately $243,000. At December 31, 2014, the Company has approximately $9,600 due to Rover.